SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )1

Telesat Corporation

(Name of Issuer)

Class A Voting Shares, No Par Value Per Shares

(Title of Class of Securities)

879512309

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879512309	13G	Page 2 of 4 Pages

(1)	Names Of Reporting Persons Public Sector Pension Investment Board
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship Or Place Of Organization Canada

Number Of Shares Beneficially Owned By Each Reporting Person With:	(5)	Sole Voting Power 18,211,203
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 18,211,203
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned By Each Reporting Person 18,211,203
(10)	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)
(11)	Percent Of Class Represented By Amount In Row (9) 36.8%*
(12)	Type Of Reporting Person (See Instructions) FI, HC

*

Red Isle Private Investments Inc. (“Red Isle”), a wholly owned subsidiary of the Reporting Person, directly owns 112,841 Class C Fully Voting Shares of Telesat Corporation and 18,098,362 Class C Units of Telesat Partnership LP, in each case representing 100% of the issued and outstanding securities of the applicable class, representing, in aggregate, approximately 36.8% of Telesat’s outstanding equity on an as-converted basis.

Class C Fully Voting Shares of Telesat Corporation are convertible into Class A Voting Shares of Telesat Corporation on a share-for share basis. From and after the date that is six (6) months following the Effective Time (as defined in the Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among the Issuer, Telesat Canada, a Canadian corporation, Loral Space & Communications Inc., a Delaware corporation, Telesat Partnership LP, a limited partnership formed under the laws of Ontario, Canada, Telesat CanHold Corporation, a corporation incorporated under the laws of British Columbia, Canada, Lion Combination Sub Corporation, a Delaware corporation and wholly owned subsidiary of Loral, Public Sector Pension Investment Board, a Canadian Crown corporation, and Red Isle), Class C Units of Telesat Partnership LP are convertible into Class C Fully Voting Shares or Class C Limited Voting Shares of Telesat Corporation on a share-for share basis.

CUSIP No. 879512309	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:

Telesat Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

160 Elgin Street

Ottawa, Ontario

K2P 2P7

Item 2 (a).	Name of Person Filing:

Public Sector Pension Investment Board

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

1250 Rene-Levesque West,

Suite 1400, Montreal, Quebec, H3B 5E9 Canada

Item 2 (c).	Citizenship:

Canada

Item 2 (d).	Title of Class of Securities:

Class A Voting Shares, No Par Value Per Shares

Item 2 (e).	CUSIP Number:

879512309

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned:	18,211,203
(b) Percent of Class:	36.8%
(c) Number of Shares as to which such person has:
(i) Sole power to vote or direct the vote:	18,211,203
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of: 18,211,203
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

CUSIP No. 879512309	13G	Page 4 of 4 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The Class C Fully Voting Shares of Telesat Corporation and the Class C Units of Telesat Partnership LP are directly owned by Red Isle Private Investments Inc.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Martine Vanasse
Name: Title:	Martine Vanasse Managing Director and Chief Compliance Officer